AW 1 WITHDRAWAL OF POST-EFFECTIVE REGISTRATION

DANIELS CORPORATE ADVISORY COMPANY, INC.
Parker Towers, 104-60, Queens Boulevard
12th Floor
Forest Hills, New York 11375
Telephone (347) 242-3148

April 29, 2014.

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Registration Statement on Form S-1 Filed on August 30 2013, Commission File No. 333-190937

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Daniels Corporate Advisory Company, Inc. (the “Registrant”) hereby requests the withdrawal of Registration Statement on Form S-1 filed on August 30, 2013, Commission File No. 333-190937 (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on March 14 2014, that the Registrant has a current registration statement on Form S-1, File NO. 333-193981 filed on February 18, 2014 which supersedes the prior registration statement. The Registrant has not issued and does not intend to issue any securities pursuant to its prior registration statement.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Daniels Corporate Advisory Company, Inc.

Please email a copy of the written order to us, attention Mr. Arthur D. Viola at onewallstreetn@aol.com, and fax or email a copy of the written order to the attention of our counsel, Greg Jaclin, Esq. of Saferman, Lakind at (609) 275-4511 and email gjaclin@saferman.com.

If you have any questions with respect to this matter, please call Mr. Viola at (347) 242-3148. Thank you for your assistance in this matter.

Very truly yours,
/s/Arthur D. Viola Arthur D. Viola, Chief Executive Officer